Phantom Farms introduces new Vape Pen for US$3 billion market

VANCOUVER, May 1, 2019 – C21 Investments, Inc. (CSE: CXXI) today announced the launch of a new product: the Phantom Vape Pen. The highly anticipated vape pen solves a number of industry challenges by providing uniform viscosity, shelf stability, oil clarity as well as consistency of flavour and potency.

“Vaping is the main driver of concentrate sales, which are projected to reach $8.4 billion in USA sales by 2022,” said Sky Pinnick, Chief Marketing Officer, C21 Investments. “Our strategy for the Phantom Vape Pen was to provide an affordable, superior product at a highly competitive price point helping to bridge the gap for flower traditionalists to high quality concentrates.”

The Phantom Vape Pen is made by Phantom Farms, a Clean Green Certified cannabis cultivator in Oregon. Using the industry leading CCELL technology with Phantom Farms proprietary terpene-heavy CO2 + distillate extract formulation, the Phantom Vape Pen provides native flavour (terpene) retention, and consistent potency and vaporization experience.

Additionally, the Phantom Vape Pen builds on C21’s strategy to offer wholesale partners a broad offering of vape products at multiple price points and across all C21 CPG’s including Dab Society, Hood Oil and Phantom Farms. The Phantom Vape Pen can be found in dispensaries throughout Oregon and in due course, Nevada.

ABOUT C21 I NVESTMENTS

C21 Investments, Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company currently owns Silver State Relief in Nevada and Eco Firma Farms, Pure Green and Phantom Farms in Oregon. The Company has a definitive agreement to acquire Swell Companies in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil and vape pen and cartridges. C21 Investments is also in active discussions to acquire additional operations. These developments are expected to add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
Graeme Harris	David Goad
S2C Inc.	Investor Relations
graeme@strategy2communications.com	dgoad@cxxi.ca
+1 416 402-7050	+1 833 289-2994

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